Exhibit 99.1

Discussion of Q2 2004 and Recent Developments

SUMMARY

The Company’s net income before taxes was NOK 157 million in the first half-year of 2004. This is NOK 33 million lower than in the corresponding period last year, mainly due to a lower interest rate level for Norwegian kroner. Total assets for the Company were NOK 110.1 billion at June 30, 2004, an increase of NOK 6.7 billion since year-end 2003.

New lending in the first half-year of 2004 totaled NOK 8.7 billion, which was an increase of NOK 2.1 billion compared with the first half-year of 2003. The activity within export-related lending showed a distinct improvement in the first half-year of 2004 compared with 2003.

During the first half-year of 2004 the Company borrowed NOK 13.9 billion in the international capital markets.

EXPORT RELATED LENDING

Disbursements of export credits and loans to international activities totaled NOK 2.9 billion in the first half-year of 2004, compared with NOK 1.8 billion in the corresponding period in 2003. The increase is partly due to the financing of international projects in co-operation with Norwegian banks.

The demand for export credits and loans for international purposes has been high in the first half-year of 2004, and particularly in the second quarter of the year. The total volume of loan applications in the first half-year of 2004 corresponded with the total application volume for the entire year 2003. Total value of loan offers accepted by clients but not yet disbursed totaled NOK 5.2 billion at June 30, 2004. This was an increase of NOK 2.1 billion since year-end 2003. This positive development is due to the increased activity in the Norwegian export sector, combined with the favorable interest rates on government supported export credits – the so-called CIRR interest rate – during the entire period. The Company manages this interest rate scheme on behalf of the Norwegian Government.

LENDING TO THE LOCAL GOVERNMENT SECTOR

Lending to the municipal sector in Norway through Eksportfinans’ subsidiary Kommunekreditt Norge AS showed a positive trend in the first six months of 2004. Between January 1 and June 30, 2004 the total lending balance to the municipal sector increased by NOK 3.8 billion to NOK 40.5 billion. In the corresponding period in 2003 the lending growth was NOK 2.7 billion.

In the first six months of 2004 Kommunekreditt Norge AS disbursed NOK 5.8 billion in new loans and draw-downs on existing loans. Of this, 82 percent were direct loans to municipalities and counties, while the remaining 18 percent were loans to municipal entities and companies with a public guarantee. The majority of the loans to the municipal sector were used for investments in nursing home facilities, schools and roads, as well as environmental investments like water supply, drainage-, cleaning- and sewage plants.

FUNDING

In the second quarter of 2004, the Company issued 26 long-term bond transactions in six different currencies, with an overall volume of NOK 9.8 billion. In the first six month period of 2004 the total long-term borrowing was NOK 13.9 billion.

Following the update of the Company’s registration with the US Securities and Exchange Commission in the first half-year of 2004, the institution issued its inaugural USD 1 billion Global bond transaction under its US Medium Term Note Program in June 2004. The transaction offered a new five-year benchmark for the Company. While 37 percent of the bonds were sold to new investors in the USA, demand for the Global bonds was also good from recurring investors in Asia and Europe.

In the second quarter of 2004, the institution continued to issue in the Swiss capital market through an increase of its bond issue with maturity in March 2009, bringing the outstanding notional amount to CHF 750 million. This is the Company’s largest CHF-issue to date, and it was very well received by the Swiss investors.

RESULTS

Net interest income for the Company was NOK 192 million for the first half-year of 2004. This was NOK 27 million less than for the corresponding period in 2003. The lower interest rate level for Norwegian kroner compared with 2003 influenced the return on equity-funded assets, as well as the general return on assets, which was 0.36 percent in the first half-year of 2004. Return on assets was 0.44 percent in the first half-year period in 2003 and for 2003 as a whole.

Commissions and income related to banking services, which for the main part consist of guarantee commissions, was down from NOK 13 million in the first half-year of 2003 to NOK 3 million in the first half-year 2004. The volume was significantly reduced at the end of the second quarter 2004 compared with the corresponding period in 2003.

Net changes in the value of securities resulted in a total gain of NOK 36 million in the first quarter of 2004, NOK 10 million more than in the corresponding period in 2003. NOK 17 million were realized gains, whereas NOK 19 million were unrealized gains attributable to the Company’s trading portfolio.

Salaries and other administrative expenses and other operative expenses were NOK 69 million for the first half-year 2004, compared with NOK 61 million in the corresponding period in 2003. The increase is inter alia due to higher costs related to staffing and computer systems.

BALANCE SHEETS

The total assets for the Company have increased by NOK 3.3 billion during the second quarter of 2004, and were NOK 110.1 billion at June 30, 2004.

Total lending increased by NOK 2.4 billion to NOK 61.6 billion in the first half-year of 2004. The increase from the end of the first half-year 2003 to the end of the first half-year 2004 was NOK 9.4 billion.

Total placements in securities have increased by NOK 2.7 billion since year-end 2003.

The Company’s capital adequacy ratio was 18.4 percent at the end of June 2004, compared with 18.2 percent at the equivalent time in 2003. The corresponding figure at the end of 2003 was 18.4 percent.

U.S. GAAP

The foregoing discussion is based on the Company’s unaudited interim financial statements, which are prepared on the basis of Norwegian GAAP, which differ in certain respects from U.S. GAAP. Net income in accordance with U.S. GAAP for the first six months of 2004 was NOK 793.1 million, NOK 680.0 million higher than net income under Norwegian GAAP. At June 30, 2004, shareholders’ equity in accordance with U.S. GAAP was NOK 3,394.1 million, NOK 738.7 million higher than shareholders’ equity under Norwegian GAAP. The differences in both net income and shareholders’ equity between Norwegian GAAP and U.S. GAAP was primarily due to different accounting treatment of derivatives. See Note 2 of the notes to our unaudited consolidated interim financial statements below.

NEW ACCOUNTING PRONOUNCEMENTS

Norwegian GAAP

The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards (IFRS formerly known as, the International Accounting Standards, or IAS) in their consolidated financial statements by 2005. The Regulation gives the member states an option to postpone the implementation of IFRS until 2007 for companies that only have listed debt securities. Norway has an agreement with EU that makes this regulation mandatory also for Norwegian companies. We expect that Norway will adopt the postponement option. The Company has only listed debt securities and we are therefore planning to adopt IFRS in our consolidated financial statements by 2007. We are in the process of reviewing the impact of IFRS on our accounts. The main differences between IFRS and our present accounting policies concerns the treatment of financial instruments. Under IFRS more instruments will be measured on fair value rather than on the traditional method of historical cost.

Eksportfinans ASA

STATEMENTS OF INCOME (condensed)

	For the three months		For the six months ended		For the year
	ended June 30,		June 30,		ended Dec. 31,
	(unaudited)(unaudited)		(unaudited) (unaudited)		(audited)
(in NOK millions except per share data)	2004	2003	2004	2003	2003
Interest and related income	595	522	1,226	1,055	2,266
Interest and related expenses	500	404	1,034	836	1,823

Net interest income	95	118	192	219	443
Commissions and income related to banking services	2	10	3	13	17
Commissions and expenses related to banking services	2	2	3	3	6
Net gains/(losses) on securities and foreign currencies	12	14	36	26	40
Other operating income	1	1	4	3	5
Salaries and other administrative expenses	34	29	62	55	118
Depreciation	3	4	6	7	15
Other operating expenses	5	2	7	6	14
Realized loan losses	0	0	0	0	0

Net income before taxes	66	106	157	190	352
Income taxes	19	31	44	54	101

Net income	47	75	113	136	251

Per share data:
Net income			745	899	1,655
Dividends					1,324

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

BALANCE SHEETS (condensed)

	As of	As of	As of
	June 30,	June 30,	December 31,
	(unaudited)	(unaudited)	(audited)
(in NOK millions)	2004	2003	2003
Loans and receivables due from credit institutions	3,456	6,404	2,559
Loans and receivables due from customers	60,661	52,900	58,223
Securities	43,018	45,716	40,350
Investments in joint controlled activity	1	1	1
Intangible assets	22	27	24
Fixed assets	124	127	126
Other assets	2,355	1,181	1,672
Prepayments and accrued revenues	423	391	384

Total assets	110,060	106,747	103,339

Borrowings through the issue of securities	105,345	101,798	98,191
Other liabilities	187	594	779
Accrued interest and other expenses	268	207	276
Accrued expenses and provisions	20	16	20
Subordinated debt	956	906	936
Preferred capital securities	629	598	595

Total liabilities	107,405	104,119	100,797
Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	786	736	786
Net income for the period	113	136	0

Total shareholders’ equity	2,655	2,628	2,542

Total liabilities and shareholders’ equity	110,060	106,747	103,339

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

STATEMENTS OF CASH FLOW

	For the six months ended
	June 30,	June 30,
	(unaudited)	(unaudited)
(in NOK millions)	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	113	136
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized losses/(gains) on securities	4	(7)
Depreciation	6	7
Changes in operating assets and liabilities, excluding effects of acquisition:
Income from jointly controlled activity	0	0
Accrued interest receivable	(35)	56
Other receivables	(1)	(85)
Accrued liabilities	(425)	376
Other	31	4

Net cash provided by operating activities	(307)	487

CASH FLOWS FROM INVESTING ACTIVITIES:
Disbursements on loans	(8,654)	(6,544)
Principal collected on loans	6,810	4,851
(Increase)/decrease in financial investments	(2,463)	(10,478)
Purchases of fixed assets	(3)	(2)

Net cash used in investing activities	(4,310)	(12,173)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase/(decrease) in short-term debt	(4,656)	4,777
Proceeds from issuance of long-term debt	13,913	21,299
Principal payments on long-term debt	(4,139)	(12,247)
Change in preferred capital securities		(127)
Dividends paid	(201)	(83)

Net cash provided by financing activities	4,917	13,619

Effect of exchange rate changes on cash and cash equivalents	5	10

Net increase/(decrease) in cash and cash equivalents	305	1,943
Cash and cash equivalents at beginning of period	462	428

Cash and cash equivalents at end of period	767	2,371

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA

NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)

1.	General

These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in compliance with the applicable regulations of the Norwegian Banking, Insurance and Securities Commission (the “Regulations”).

Gains in connection with sales before maturity on securities have been reclassified. Earlier these were classified as net interest income. From 2004 these are classified as net gains on securities. We have restated the relevant figures from prior to June 30, 2004 so that they will be comparable to the relevant figures following that date.

In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2003.

Generally accepted accounting principles in Norway vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected shareholders’ equity and net income as of and for the periods ended June 30, 2004 and 2003 to the extent summarized in Note 2 to these unaudited consolidated interim financial statements.

2.	Generally accepted accounting principles in the United States

The Company’s unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

The following is a summary of significant adjustments to consolidated net income for the periods ended June 30, 2004 and 2003 and to shareholders’ equity as of June 30, 2004 and December 31, 2003.

For differences existing at December 31, 2003, see further explanations in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

Under Norwegian GAAP, the depreciable life used for buildings is 67 years, which reflects useful life. General practice under U.S. GAAP is to use a depreciable life for buildings, which does not exceed 40 years. Therefore the Company has revised the depreciable life for U.S. GAAP purposes from 67 to 40 years during the period. The difference in the resulting depreciation charge, including the impact of the revision to the estimate made during the period, is included in the income statement as a reconciling item over the remaining depreciable life of the asset.

Consolidation of variable interest entities

U.S. GAAP requires companies to consolidate all entities in which they have a “controlling financial interest”. FIN 46-R, issued in December 2003, requires that a company must consolidate all entities meeting the definition of a “variable interest entity”, of which the company is the primary beneficiary of the resulting risks and rewards. As part of normal business activities, the Company provides, to a limited extent, lending to certain entities such as special purpose entities (“SPE“s), which would not meet the business scope exception of FIN 46-R 4(h) and could be determined to be variable interest entities. All such lending is fully guaranteed by Norwegian and foreign banks or the Norwegian government. The Company has no other variable interests nor any other relationships or transactions with these entities, therefore the resulting variability is solely due to the credit risk of the entity and/or guarantor. Guarantor credit ratings are high. All of the loans to SPE’s are guaranteed by institutions with ratings between AAA and A-. Historically, the Company has experienced no losses on any of these loans. The resulting variability accruing to the Company due to its involvement in these entities would not be significant enough to require consolidation or disclosure in accordance with FIN 46-R.

Outstanding amounts lent to SPE’s were NOK 3.315.600.000 at June 30, 2004. Outstanding amounts lent to SPE’s, where the Company provided more than 50% of the financing on inception, were NOK 1.432.500.000 at June 30, 2004.

	Six months	Six months
	ended,	ended,
	June 30,	June 30,
	2004	2003
(in NOK millions)	(unaudited)	(unaudited)
Net income as reported in accordance with Norwegian accounting principles	113.1	136.4
Trading portfolio	0.1	(0.6)
Available-for-sale securities	(4.0)	(3.5)
Derivatives	(735.2)	176.2
Amortization of premium/ discount	1,682.4	89.1
Amortization of transition adjustment hedged object:
- loans	0.8	1.7
- borrowings	(0.2)	3.2
Revaluation of property	0.4	0.4
Goodwill	0.7	0.7
Depreciation of property	(0.8)
Tax effect on the above Norwegian/U.S. GAAP reconciling items	(264.2)	(74.6)

Estimated net income in accordance with U.S. GAAP	793.1	329.0

Other comprehensive income:
Available for sale securities, net of related tax effect	57.4	38.2

Estimated comprehensive income in accordance with U.S. GAAP	850.5	367.2

	June 30,	December 31,
	2004	2003
Shareholders’ equity as reported in accordance with Norwegian accounting principles	2,655.4	2,542.3
Trading portfolio	(1.9)	(2.0)
Available-for-sale securities	54.8	58.8
Derivatives	(1,758.8)	(1,023.5)
Premium/ discount less amortizations	2,368.9	686.4
Transition adjustment hedged object less amortizations:
- loans	(4.4)	(5.2)
- borrowings	26.3	26.5
Dividends proposed	0	200.9
Revaluation of property	(48.4)	(48.9)
Depreciation of property	(0.8)
Goodwill	3.3	2.7
Tax effect on the above Norwegian/U.S. GAAP reconciling items	(177.9)	86.2
Adjustments to other comprehensive income:
Available-for-sale securities, net of tax effect	277.6	220.2

Estimated shareholders’ equity in accordance with U.S. GAAP	3,394.1	2,744.5

The change in shareholders’ equity in accordance with U.S. GAAP is as follows:
Beginning Balance	2,744.5	4,746.2

Comprehensive income
Net income	793.1	(1,924.2)
Other comprehensive income	57.4	5.6

Comprehensive income	850.5	(1,918.7)
Dividends paid	(200.9)	(83.0)

Ending Balance	3,394.1	2,744.5

3.	Capital adequacy

Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.

Risk-weighted assets and off-balance sheet items

	June 30, 2004		Dec. 31, 2003
	(unaudited)		(audited)
		Risk-		Risk-
	Book	weighted	Book	weighted
(in NOK millions)	value	value	value	value
Total assets	89,386	17,798	86,176	17,255
Off-balance sheet items		1,873		2,204

Total risk-weighted value banking portfolio		19,671		19,459
Total risk-weighted value trading portfolio		2,928		2,403
Total currency risk		95		71

Total risk-weighted value		22,694		21,933

The Company’s risk capital

	June 30, 2004		Dec. 31, 2003
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(audited)
Core capital (share capital, other equity and preferred capital securities)	3,037	13.4%	2,939	13.4%
Additional capital (subordinated debt)	1,129	5.0%	1,090	5.0%

Total risk capital	4,166	18.4%	4,029	18.4%

4.	Loans and receivables due from credit institutions

	June 30,	Dec. 31,
	2004	2003
(in NOK millions)	(unaudited)	(audited)
Bank deposits	1,814	1,271
Reverse repos with credit institutions	694	334
Loans (also included in note 4)	948	954

Total	3,456	2,559

The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

5.	Loans

	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Loans due from credit institutions	948	954
Loans due from customers	60,661	58,223

Total	61,609	59,177

Commercial loans	57,280	54,945
Government-supported loans	4,329	4,232

Total	61,609	59,177

Capital goods	6,251	6,074
Ships	8,492	8,821
Export-related and international activities (1)	6,347	7,559
Financing on behalf of the government (2)	17	17
Loans to Norwegian local government sector	40,502	36,706

Total	61,609	59,177

(1)	Export-related and international activities consists of loans to the following categories:

	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Oil and gas	387	447
Pulp and paper	1,266	1,393
Engineering and construction	425	461
Aluminum, chemicals and minerals	481	531
Pharmaceuticals	0	90
Aviation and shipping	434	1,403
Hydro electric power	175	754
Real estate management	2,920	2,331
Other categories	259	149

Total	6,347	7,559

(2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.

6.	Securities

Book Value

	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Trading securities	18,450	15,652
Securities available for sale	23,709	23,852
Securities held to maturity	859	846

Total	43,018	40,350

7.	Other assets

	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	2,175	1,467
Interim account 108 Agreement	76	108
Other	104	97

Total	2,355	1,672

8.	Borrowings through the issue of securities

	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Short-term debt	25,434	29,308
Long-term debt	79,911	68,883

Total	105,345	98,191

Issues of long term debt in 2004 as of June 30, 2004:

The issues are grouped by interest rate level and possible interest rate structure with the maturity range specified. Footnotes are utilized to explain special structures.

Norwegian Kroner (“NOK”) debt:
NOK	200,000.00	2.6% EMTN due 2007
U.S Dollar (“USD”) debt:
USD	10,000,000.00	3.405% EMTN due 2009
USD	1,000,000,000.00	4.375% USMTN due 2009
USD	3,000,000.00	Equity Linked EMTN due 2007
USD	20,000.000.00	Zero coupon EMTN due 2034
USD	122,144,000.00	Floating rate EMTN due 2007 - 2034
Euro (“EUR”) debt:
EUR	37,550,000.00	Floating rate EMTN due 2034
EUR	20,400,000.00	1% - 5.45% EMTN due 2019
EUR	7,930,000.00	Equity Linked EMTN due 2010 - 2019
Japanese Yen (“JPY”) debt:
JPY	8,600,000,000.00	Various EMTN issues due 2006 – 2034 (1)
JPY	2,200,000,000.00	0,52% - 0,56% EMTN due 2009
Switserland (“CHF”) debt:
CHF	400,000,000.00	2.01% EMTN due 2009
Australian dollar (“AUD”) debt:
AUD	100,000,000.00	6% EMTN due 2007
New Zealand dollar (“CZK”) debt:
NZD	100,000,000.00	5.75% EMTN due 2009
Danish kroner (“DKK”) debt:
DKK	60,000,000.00	Floating rate EMTN due 2005
Hong Kong dollar (“HKD”) debt:
HKD	825,000,000.00	2.03% - 2.425% EMTN due 2007
HKD	193,032,160.00	Zero coupon EMTN due 2017 - 2019
Singapore dollar (“SGD”) debt:
SGD	85,000,000.00	2.02% EMTN due 2007

Notes

(1)	Non-callable as well as single- or multicallable issues (or trigger issues) in the form of constant maturity swap linked notes, power reversed dual currency, target redemtion notes and equity linked notes.

9. Other liabilities

	June 30,	Dec. 31,
	2004	2003
(in NOK millions)	(unaudited)	(audited)
Exchange rate adjustments for derivatives	0	0
Other	187	779

Total	187	779

10. Shareholders’ equity

A summary of changes in shareholders’ equity for the two years ended December 31, 2002 and 2003 and six months ended June 30, 2004, is as follows:

	Number of	Share premium	Share	Other	Net income
(in NOK millions except for number of shares)	shares	reserve	capital	equity	for the period	Total
Balance Dec 31, 2002	151,765	162	1,594	736	0	2,492

Balance at Jan 1, 2003	151,765	162	1,594	736	0	2,492
Allocations June 30, 2003*		0	0	20	116	136

Balance at June 30, 2003*	151,765	162	1,594	756	116	2,628

Balance at July 01, 2003*	151,765	162	1,594	756	116	2,628
Restitution of allocations March 31, 2003*				(20)	(116)	(136)
Allocations 2003		0	0	50	0	50

Balance Dec. 31, 2003	151,765	162	1,594	786	0	2,542

Balance at Jan 1, 2004	151,765	162	1,594	786	0	2,542
Allocations June 30, 2004*		0	0	24	89	113

Balance June 30, 2004*	151,765	162	1,594	810	89	2,655

* unaudited

11. Segment Information

Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.

The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.

Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.

Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.

Intragroup accounts and transactions have been eliminated in the segment information.

	June 30, 2004	Dec. 31, 2003
(in NOK millions)	(unaudited)	(audited)
Net interest income
Eksportfinans	140	358
Kommunekreditt	52	85

Total Company	192	443

Net income after tax
Eksportfinans	88	212
Kommunekreditt	25	39

Total Company	113	251

Total assets
Eksportfinans	69,202	66,208
Kommunekreditt	40,858	37,131

Total Company	110,060	103,339

Total equity
Eksportfinans	2,153	2,065
Kommunekreditt	502	477

Total Company	2,655	2,542

We believe intra-group transactions are undertaken on arm’s-length commercial terms.

Geographic segment information

The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003.

Major customers

The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.

12. COMMITMENTS AND CONTINGENT LIABILITIES

GUARANTEES ISSUED

	June 30, 2004	Dec. 31, 2003
(NOK thousands)	(unaudited)	(audited)
Credit default swaps	1,376,479	1,350,038
Payment guarantees	1,270,483	1,264,444

(NOK thousands)	0-1 year	2-3 years	4-5 years	Over 5 years	Total
Credit default swaps	0	1,039,019	337,460	0	1,376,479
Payment guarantees	52,715	119,950	154,606	943,212	1,270,483

Credit Default Swaps

Credit default swaps are derivative transactions between two parties, under which one party sells protection against certain defined credit events related to a third party (the “reference entity”) against payment. Eksportfinans has entered into six such derivative contracts totaling a face value of EUR 85 million, and additionally five totaling a face value of USD 95 million. The contracts all result in exposure to major international banks, except for one USD 10 million contract, which results in exposure to a Canadian province, which is rated A2 by Moody’s, A+ by Standard & Poor’s, and AA- by Fitch.

Eksportfinans engages in credit default swaps for yield-enhancing purposes by selling credit protection to the counterparty in the credit default swap agreement. Eksportfinans enters into credit default swaps as the protection selling party, as an alternative to or substitution for traditional investments in securities issued by acceptable counterparties. The credit risks involved when selling credit protection with respect to a particular counterparty or investing in its securities are basically the same. If one of the defined credit events occurs with respect to the reference entity, Eksportfinans will have to pay to the counterparty the notional amount under the credit default swaps and will receive from the counterparty a bond or loan issued by the reference entity.

The maximum potential amount of future payments under these contracts is limited to the notional amount of the contracts disclosed above. As of June 30, 2004, the contracts have not been impaired and therefore no liability is currently recorded under Norwegian GAAP.

Payment Guarantees

In addition to the lending activity, Eksportfinans issues financial guarantees to support the Norwegian export industry. The beneficiary is normally a foreign buyer of Norwegian export products (goods and services etc.) or a foreign investor. Eksportfinans will make payment to the buyer/investor if the exporter does not fulfill its payment obligations. In each and every case Eksportfinans will have recourse to prime Norwegian or international banks with full payment indemnification.

As of June 30, 2004 Eksportfinans had issued three such guarantees. The maximum potential amount of future payments under these guarantees is limited to the notional amount of the guarantees as disclosed above. As of June 30, 2004, no liability is recorded under Norwegian GAAP or would be recorded under U.S. GAAP.

OTHER TRANSACTIONS

	June 30, 2004	Dec. 31, 2003
(NOK thousands)	(unaudited)	(audited)
Accepted commitments to extend credits	7,449,220	3,790,114

In the normal course of the lending business there are outstanding commitments to extend credit that are not reflected in the accompanying financial statements. The main portion of commitments outstanding is expected to be disbursed within one year.

With respect to funding activity, the Company has been entering into short- and long-term transactions with embedded derivatives to a fairly large extent. Eksportfinans has entered into swap agreements to hedge the market risk related to these transactions. The contingent liabilities related to these embedded derivatives are thus limited to the credit risk of the swap counterparty not being able to fulfil its obligations. Issues of long-term debt in 2004 are specified in note 8. Further detail regarding short-term debt and long-term debt are set out in note 20 and 21 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2003.

13. PENSIONS

The Company’s defined benefit retirement plans cover substantially all of our employees. The plans are funded and managed through life insurance companies. Contributions by the Company are normally made annually.

The components of net pension expense are as follows:

	June 30,	June 30,	Dec. 31,
	2004	2003	2003
(NOK thousands)	(unaudited)	(unaudited)	(audited)
Service cost	4,657	3,709	7,418
Interest cost on projected benefit obligation	3,827	3,072	6,143
Return on plan assets	(4,467)	(3,903)	(7,805)
Net amortization and deferral	976	665	1,330

Net pension expense	4,993	3,543	7,086

RATIOS AND KEY FIGURES

		For the six months ended
		June 30,
		2004	2003
(in NOK millions, except percentages)		(unaudited)
	OPERATING STATISTICS
1.	Net interest income	192	219
2.	Income before taxes	157	190
3.	Return on equity	8.7%	10.7%
4.	Return on assets	0.36%	0.44%
5.	Net operating expenses/average assets	0.13%	0.13%

		June 30,	Dec. 31,
		2004	2003
		(unaudited)
	BALANCE SHEET STATISTICS
6.	Total assets	110,060	103,339
7.	Total loans outstanding	61,609	59,177
8.	New loans disbursed	8,654	18,133
9.	New long-term borrowing	13,913	29,924
10.	Borrowers/Guarantors public sector share	77.2%	73.7%
11.	Capital adequacy	18.4%	18.4%
12.	Exchange rate NOK/USD	6.9408	6.6750

Definitions:

3.	Net income/average equity.

4.	Net interest income including provisions/ average assets.

5.	Net operating expenses (administrative and operating expenses + depreciation - other income)/average assets.

7.	Consists of “Loans and receivables due from customers” and part of “Loans and receivables due from credit institutions” in the balance sheet.